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                              May 14, 2024

       Varandeep Grewal
       Chief Executive Officer
       Source Agriculture Corp.
       3064 Silver Sage Drive, Suite 150
       Carson City, NV 89701

                                                        Re: Source Agriculture
Corp.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed May 7, 2024
                                                            File No. 024-12411

       Dear Varandeep Grewal:

                                                        We have reviewed your
amended offering statement and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No.1 to Offering Statement on Form 1-A filed May 7, 2024

       General

   1.                                                   Your disclosure
indicates that the company has engaged Financial Star as a marketing company for the
potential offering. Please note that solicitation is an indicia of brokerage activity. Please
provide a detailed analysis of what activities Financial Star intends to engage in and why such
activities would not require it to register as a broker-dealer.
                                                        Further, we note that
your disclosure states that Financial Star created the website at no charge to the company.
However, The Financial Star website states    Financial Star News
                                                        Inc has been paid
$50,000 USD to market Source AG   s Reg A.    Please clarify whether
                                                        Financial Star receives
any compensation in connection with its services to the company.
 Varandeep Grewal
Source Agriculture Corp.
May 14, 2024
Page 2

      Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-
3713 with any questions.



                                                        Sincerely,
FirstName LastNameVarandeep Grewal
                                                        Division of Corporation
Finance
Comapany NameSource Agriculture Corp.
                                                        Office of Real Estate &
Construction
May 14, 2024 Page 2
cc:       Brian Geoghegan
FirstName LastName